Exhibit 99.1

TryHard Holdings Limited Signs Memorandum of Cooperation for the Japanese Market “Star Party”

Osaka, Japan, 15 January 2026 (GLOBENEWSWIRE) – TryHard Holdings Limited (“TryHard” or the “Company”)(Nasdaq: THH), a lifestyle entertainment company in Japan with principal businesses comprised of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants, today announced that it has entered into a Memorandum of Cooperation (the “MoC”) with STAR PARTY HK LIMITED, marking a significant first step toward the development of the “Star Party” entertainment and social space brand in Japan.

Under the MoC, the parties intend to explore the establishment of a joint venture company in Japan to serve as a core operating and investment platform for the Star Party business in the Japanese market. The proposed cooperation reflects a shared commitment to establishing a mutual beneficially collaboration in developing the “Star Party” brand in Japan.

Proposed Joint Venture to Anchor “Star Party” Expansion in Japan

Pursuant to the MoC, TryHard and STAR PARTY HK LIMITED plan to jointly register and establish Star Party Japan Investment Co., Ltd. (final name subject to approval by the relevant authorities). The proposed joint venture would be responsible for the localized operation and expansion of entertainment and social space businesses under the brands “星聚会” and “STAR PARTY” (collectively, “Star Party”) in Japan.

The joint venture is envisioned as an integrated platform designed to:

-	Develop and operate Star Party-branded entertainment and social venues across Japan

-	Leverage the parties’ respective strengths in branding, resources, management expertise, and supply chain capabilities

-	Coordinate capital, technology, talent, and compliance resources to support compliant, stable, and efficient project execution

-	Enhance the strategic positioning and long-term brand value of Star Party in the Japanese market

Capital Contribution Ratio, Registered Capital, and Contribution Method

The registered capital of the JV Company is tentatively set at 90 million Japanese Yen (or equivalent foreign currency).

Proposed capital contribution structure:

Star Party shall contribute RMB 7.5 million in cash (or equivalent foreign currency), of which 58.5 million Japanese Yen (or equivalent foreign currency) shall be recorded as the registered capital of the JV Company, and the remaining contribution amount (or equivalent foreign currency) shall be recorded as capital reserve of the JV Company. Star Party shall hold 65% of the equity in the JV Company.

TryHard shall contribute RMB 7.5 million in cash (or equivalent foreign currency), of which 31.5 million Japanese Yen (or equivalent foreign currency) shall be recorded as the registered capital of the JV Company, and the remaining contribution amount (or equivalent foreign currency) shall be recorded as capital reserve of the JV Company. TryHard shall hold 35% of the equity in the JV Company.

In principle, the capital contribution amounts from both Star Party and TryHard shall be paid in full in a lump sum upon the establishment of the JV Company. The specific payment timing shall be separately determined by both Star Party and TryHard based on relevant Japanese regulations.

Framework for Further Negotiation and Cooperation

The MoC establishes a preliminary framework for continued discussions between the parties. Key areas for further negotiation include, among others, joint venture structure, governance and management arrangements, brand authorization and intellectual property matters, and capital and profit-sharing mechanisms, all of which will be subject to mutual agreement and the execution of definitive legal documentation.

The MoC reflects the parties’ shared strategic intent and, except for certain customary provisions, is non-binding in nature. The proposed joint venture and related cooperation remain subject to further negotiations, due diligence, internal approvals, applicable regulatory requirements, and the execution of definitive agreements. There can be no assurance that the joint venture will be established or that any transaction will ultimately be completed.

Management Commentary

“We are pleased to cooperate with STAR PARTY HK LIMITED on the Star Party initiative,” said Mr. Otsuki, the CEO of TryHard Holdings Limited. “By combining our respective strengths, we aim to create meaningful engagement in the Japanese market and lay a solid foundation for future collaboration.”

A representative of STAR PARTY HK LIMITED added, “Japan represents a strategically important market for our long-term growth. The signing of this Memorandum of Cooperation marks an important first step in building localized engagement through the Star Party initiative. We look forward to working closely with our partner to better understand the market and identify sustainable opportunities.”

Further announcements will be made as discussions progress and, where applicable, upon the execution of definitive agreements.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://www.tryhardthh.com/.

About “Star Party”

Star Party was established in 2011 in Suzhou, China, and is dedicated to providing users with a diverse entertainment experience that goes beyond traditional KTV. Star Party aims to create a super social platform that connects people and culture through music. The company enhances user experience through sound, light, and electrical technology upgrades and IoT applications, while collaborating with music platforms to promote cultural sharing, discover, and support original musicians, constructing a music content ecosystem that helps Chinese music reach the international stage.

As a Chinese chain entertainment brand, Star Party is centered around the “KTV+” model, integrating KTV with elements such as script murder games and music socializing to create an entirely new social space. Star Party believes “Using Eastern Music to Make Friends Worldwide,” aiming to establish a super social platform that connects people and culture through music, leading the development of global lifestyles.

As of 2024, Star Party demonstrated strong profitability and has established a presence in over 100 cities in China, with more than 600 stores, and plans to expand to more than 1,000 stores in the future.

For more information, please visit the Company’s website: https://www.tryhardthh.com/

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Disclaimer

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook in this press release, as well as TryHard’s strategic and operational plans and expectations regarding the “Star Party” collaboration, contain forward-looking statements. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TryHard’s goals and strategies; TryHard’s future business development, financial conditions, and results of operations; the expected outlook of the lifestyle entertainment business in Japan; TryHard’s expectations regarding demand for and market acceptance of its products and services; TryHard’s expectations regarding its relationships with its customers and other stakeholders; competition in TryHard’s industry; TryHard’s proposed use of proceeds; and relevant government policies and regulations relating to TryHard’s industry, and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company’s filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan.